

Mail Stop 4720

August 3, 2016

Via E-mail
Jon Kranov
President and Chief Executive Officer
Ottawa Bancorp, Inc.
925 LaSalle Street
Ottawa, IL 61350

Re: Ottawa Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 28, 2016
File No. 333-211860

Dear Mr. Kranov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2016 letter.

Management of Market Risk, page 67

1.   We note your response and disclosure added in response to comment 7 regarding your management of interest rate risk. However, your disclosure is still not clear as to the factors driving the outcome in your net portfolio value results in response to the proposed interest rate changes. Please revise to include disclosure that would allow a reader to understand the reasons why your net portfolio value would change under each of the assumptions you have used. For example, discuss the characteristics of your portfolio (percentage of fixed-rate versus variable-rate assets and liabilities and duration of assets and liabilities in your portfolio), as well as whether you would always expect decreases in your net portfolio value regardless of whether interest rates decrease or increase, or whether the outcome is driven by the current low interest rate environment.

Liquidity and Capital Resources, page 68

2.   We note your response to comment 8 regarding your liquidity ratio. Please revise your document to include the information contained in your response, including how the metric is calculated, how you maintain a target range for the management of this metric, and disclose the target range so it is clear whether you are operating within the target range.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie L. Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Stephen F. Donahoe, Esq.